U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                     FORM 3

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
           Section 17(a) of the Public Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940

1.     Name and Address of Reporting Person*

       S. Donald Sussman
       6100 Red Hook Quarter
       18B, Suites C, 1-6
       St. Thomas, USVI 00802

2.     Date of Event Requiring Statement (Month/Day/Year)

       09/10/2002

3.     IRS Identification Number of Reporting Person, if an Entity  (Voluntary)


4.     Issuer Name and Ticker or Trading Symbol

       Crown Resources Corporation (CRRSQ)

5.     Relationship of Reporting Person to Issuer (Check all applicable)

       [ ] Director
       [ ] Officer (give title below)
       [x] 10% Owner
       [ ] Other (specify below)

6.     If Amendment, Date of Original (Month/Day/Year)


7.     Individual or Joint/Group Filing (Check applicable line)

       [x] Form filed by One Reporting Person
       [ ] Form filed by More than One Reporting Person



* If the Form is filed by more than one Reporting  Person,  see Instruction
5(b)(v).

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)

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             Table I - Non-Derivative Securities Beneficially Owned


1.     Title of Security (Instr. 4)


2.     Amount of Securities Beneficially Owned (Instr. 4)


3.     Ownership Form: Direct (D) or Indirect (I) (Instr. 5)


4.     Nature of Indirect Beneficial Ownership (Instr. 4)

Table II - Derivative Securities Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

1.     Title of Derivative Security (Instr. 4)

             (a) 10% Secured Convertible Promissory Notes
             (b) 10% Convertible Subordinated Promissory Notes
             (c) Warrants

2.     Date Exercisable and Expiration Date (Month/Day/Year)

             Date Exercisable:

                 (a) 06/11/2002
                 (b) 06/11/2002
                 (c) 09/06/2002

             Expiration Date:

                 (a) 10/19/2006
                 (b) 10/19/2006
                 (c) 10/18/2006

3.     Title and Amount of Securities Underlying Derivative Security (Instr. 4)

             Title:

                 (a) Common Stock
                 (b) Common Stock
                 (c) Common Stock

             Amount or Number of Shares:

                 (a) 984,763
                 (b) 919,108
                 (c) 984,762

4.     Conversion or Exercise Price of Derivative Security

             (a) $0.35
             (b) $0.75
             (c) $0.75

5.     Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
       (Instr. 5)

             (a) I
             (b) I
             (c) I

6.     Nature of Indirect Beneficial Ownership (Instr. 5)

             The Reporting Person is a managing member of the general partner of Paloma International L.P., the parent of the entity which holds the derivative securities listed above.

Explanation of Responses:

     This filing shall not be deemed an admission that the Reporting Person is, for purposes of Section 16 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of equity securities covered by this filing.


*Intentional misstatement or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



                           /s/ S. Donald Sussman        October 16, 2002
                           S. Donald Sussman                        Date

             *Signature of Reporting Person